CHAPMAN AND CUTLER LLP
                         111 WEST MONROE STREET
                         CHICAGO, ILLINOIS 60603


                              June 16, 2009



VIA ELECTRONIC MAIL
Mr. Houghton Hallock
U.S. Securities and Exchange Commission
Washington, DC 20549


         Re:    First Trust NASDAQ(R) ABA(R) Community Bank Index Fund


Dear Mr. Hallock:

We have prepared this letter to respond to your comments received on June 4, 2009 regarding First Trust NASDAQ(R) ABA(R) Community Bank Index Fund (the "Fund"), a series of the First Trust Exchange-Traded Fund (the "Trust") filed on Form N-1A on May 15, 2009 (SEC File No. 333-125751) (the "Registration Statement"). Each of your comments is provided below along with our responses to those comments:

         COMMENT 1:

                  With respect to the name of the Fund, how is it possible to have a name of a fund that does not match the name of the index that it seeks to replicate? Please provide an explanation.

         RESPONSE 1:

                  There are several examples of exchange-traded funds that have names that do not match the names of the indices that they track. For example, the PowerShares Global Biotech Portfolio tracks the NASDAQ OMX Global Biotechnology IndexSM, the PowerShares Global Wind Energy Portfolio tracks the NASDAQ OMX Clean Edge(R) Global Wind Energy Index and the PowerShares Water Resources Portfolio tracks the Palisades Water IndexTM. Furthermore, because the Fund will invest at least 80% of its assets in community banks, as such term is used by the index provider, we believe that the name is appropriate for Rule 35d-1 purposes.


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         COMMENT 2:

                  What is the definition of a "community bank?" Please provide a plain-English definition and additional disclosure regarding community banks. Also provide definitions for "international specialization" and "credit-card specialization."

         RESPONSE 2:

                  Page 4 of the prospectus has been revised in response to your comment.


         COMMENT 3:

                  You referenced an article in which Andrew "Buddy" Donohue, head of the SEC's Division of Investment Management, stated that funds must adjust their disclosures when they are experiencing increased expense ratios due to the decrease in assets, and inquired as to whether you will be required to make similar disclosure in your prospectus. Please provide a copy of that article for our review.

         RESPONSE 3:

                  The referenced article is attached hereto as Exhibit A.


         COMMENT 4:

                  Please revise the risk factors in the prospectus to address risks specific to community banks.

         RESPONSE 4:

                  The "Principal Risks" section of the prospectus has been revised in response to your comment.

TANDY ACKNOWLEDGMENT

         In connection with the Registration Statement, the Trust acknowledges that;

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and


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     o   the Trust may not assert this action as a defense in any
         proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Thank you very much for your assistance with this process. Please feel free to call me at 312-845-3484 with any questions or comments.

                               Sincerely,

                               CHAPMAN AND CUTLER LLP


                               By /s/ Morrison C. Warren
                                  ---------------------------------
                                  Morrison C. Warren


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